UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Shark Wheel, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   California

   Date of organization
   October 23, 2012

Physical address of issuer
22600 Lambert St. , 704-A, Lake Forest, CA 92630

Website of issuer
www.sharkwheel.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$778,315.00	$662,016.00
Cash & Cash Equivalents	$399,943.00	$289,281.00
Accounts Receivable	$449,000.00	$142,364.00
Short-term Debt	$259,600.00	$139,962.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,739,338.00	$1,130,726.00
Cost of Goods Sold	$1,042,140.00	$635,767.00
Taxes Paid	$46,877.00	$25,608.00
Net Income	-$5,492.00	-$1,820,680.00

April 30, 2021

FORM C-AR

Shark Wheel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Shark Wheel, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sharkwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4.30.2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Shark Wheel, Inc. (the "Company") is a California Corporation, formed on October 23, 2012. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 22600 Lambert St. , 704-A, Lake Forest, CA 92630.

The Company's website is www.sharkwheel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Shark Wheel makes sine wave shaped wheels for various industries.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or

services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on David Patrick and Gary Fleishman who are CTO, and CEO, 10/24/2012-current of the Company. The Company has or intends to enter into employment agreements with David Patrick and Gary Fleishman although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of David Patrick and Gary Fleishman or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Patrick and Gary Fleishman in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of David Patrick and Gary Fleishman die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

9

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.
It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e- commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of

operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and

activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Shark Wheel makes sine wave shaped wheels for various industries.

Business Plan

Shark Wheel's skateboarding division has shown growth year-over-year, Shark Wheel has invested heavily in R&D over the last 3 years. Shark Wheel won an SBIR NSF Phase I ($225,000), Phase II ($724,313) and Phase IIb ($150,000) government grant for its farming wheel. Shark Wheel will act as OEM and sell to various wheel industries. In the wheel world, there are standard sizes of wheels that work across different market segments. As an example, the wheel (caster) that works on luggage also works on tool boxes. Another example are wheels that are made for children's wagons also work on golf caddies. Shark Wheel will look to sign licensing deals in a variety of industries.

History of the Business

Conversion from Shark Wheel LLC to Shark Wheel, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Skateboard wheels	sine wave shaped skateboard and longboard wheels as well as complete boards and accessories. sine wave wheels for luggage and roller skates.	skateboarding, longboarding, roller skates, pallet jack wheels and luggage.

farming wheels, casters, wagons, office chairs and other markets.

domestic and international distribution.

Competition

The Company's primary competitors are Other skateboard and longboard companies currently. other luggage companies and roller skate companies.

Shark Wheel is a growing entity in revenue and name recognition. Shark Wheel has received a lot of media attention from Shark Tank, the Discovery Channel FOX and other media outlets.

Supply Chain and Customer Base

Elasco Inc. - skateboard polyurethane Labeda - skateboard polyurethane Impexio Engineering - Metal machining

Skateboarders and longboarders around the world ages 5-85. Luggage users. Roller skate users.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

| US10118439 B1 | Wheel Having a Sinusoidal Circumference | Sine wave wheel for multiple applications | November 14, 2012 | November 6, 2018 | United States |

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
201380064434.1	goods	class 28		May 7, 2017	china
4,842,437	goods	class 28		October 27, 2015	united states

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Shark Wheel	Tri-Athalon	Use of sine wave shaped luggage wheels	August 25, 2030
Shark Wheel	Mojo Tactical	Exclusivity for sine wave wheels on US Military deployment bags and tactical bags	May 15, 2024

| Shark Wheel, Inc. | Mojo Licensing | Sine wave wheels on sports branded/ sports league luggage, backpacks, etc. NFL NBA MLB NHL PGA Tour Team USA Olympics 150 Universities | October 5, 2024 |

Patents issued in EU, China, US. Multiple issued, multiple pending

Governmental/Regulatory Approval and Compliance

not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 22600 Lambert St. , 704-A, Lake Forest, CA 92630

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Shark Wheel Skate	Limited Liability Company	california	March 11, 2013	100.0%
Shark Wheel Agriculture	Limited Liability Company	Nebraska	March 2, 2020	100.0%
Shark Wheel Electric	Limited Liability Company	California	September 30, 2020	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Patrick

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, 10/24/2012, no end date

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO, 10/24/2012, no end date

Education

Some college

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	20,373,272
Voting Rights	Class A - voting shares Class B - non-voting shares Class C - non-voting shares
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class B Common Stock
Amount outstanding	627,728
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class C Common Stock
Amount outstanding	3,000,000
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

The Company has the following debt outstanding:

Type of debt	loan
Name of creditor	Zack Fleishman
Amount outstanding	$25,000.00
Interest rate and payment schedule	6%, estimated to be paid in full by July 1st 2021
Amortization schedule	not applicable
Describe any collateral or security	not applicable
Maturity date	July 1, 2021
Other material terms	not applicable

Type of debt	loan
Name of creditor	Bryan Weissman
Amount outstanding	$37,000.00
Interest rate and payment schedule	6%, estimated to be paid in full by July 1st 2021
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2021
Other material terms	

Type of debt	loan
Name of creditor	Resnik Holdings
Amount outstanding	$50,000.00
Interest rate and payment schedule	6%, estimated to be paid in full by July 1st 2021
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2021
Other material terms	

Type of debt	loan
Name of creditor	Phil and Allison Weissman
Amount outstanding	$50,000.00
Interest rate and payment schedule	6%, estimated to be paid in full by July 1st 2021
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2021
Other material terms	

Type of debt	loan
Name of creditor	Gary Fleishman
Amount outstanding	$24,000.00
Interest rate and payment schedule	6%, estimated to be paid in full by July 1st 2021
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2021
Other material terms	

The total amount of outstanding debt of the company is $186,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 28, 2017	Rule 506(c)

LLC/ Membership Interests	250,000	$250,000.00	R&D, operating costs, inventory purchases	November 27, 2017	Rule 506(c)
Common Stock	250,000	$250,000.00	R&D, operating costs, inventory purchases	December 12, 2017	Rule 506(c)
Common Stock	627,728	$627,728.00	R&D, inventory, operating expenses, molds	July 19, 2017	Regulation CF
Common Stock	387,834	$528,693.28	R&D, molds, operating expenses, inventory	January 31, 2019	Regulation CF
Common Stock		$541,306.05	R&D, molds, operating expenses, inventory		Regulation CF
Common Stock		$528,690.89	R&D, molds, operating expenses, inventory	November 1, 2020	Regulation CF

Ownership

A majority of the Company is owned by a few [people/entities]. Those [people/entities] are [list names].

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zack Fleishman	20.0%
David Patrick	20.0%

(1)   Zack Fleishman owns 1,282,895 Option, which are convertible into 532,309.00 Option within 60 days

(2)   David Patrick owns 1,282,895 Option, which are convertible into 532,309.00 Option within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$983,845.00	-$258,261.00	$0.00

Operations

Shark Wheel continues to grow its gross revenue numbers year-over-year. Shark Wheel received favorable scientific testing results from San Diego State University and its pallet jack partner that figures to accelerate additional deals. Shark Wheel is attempting to scale its business without building the size of its payroll too much.

The team is working hard to enter profitability through a variety of channels and industries.

Liquidity and Capital Resources

On November 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $538,000

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes. Shark Wheel is currently raising on wefunder.com/sharkwheel and has raised $633,438 as shown as of April 30, 2021 as well as additional outside-equity-crowdfunding capital in the amount of $450,000

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	COO - Zack Fleishman
Relationship to the Company	COO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	6% per annum
Benefits or compensation received by Company	$25,000 loan
Description of the transaction	COO has a loan outstanding with $25,000 left to pay off
Related Person/Entity	Phill and Allison Weissman
Relationship to the Company	CFO's family

Total amount of money involved	$50,000.00
Benefits or compensation received by related person	6% per annum
Benefits or compensation received by Company	$50,000 loan
Description of the transaction	CFO's family has a loan outstanding with $50,000 left to pay off
Related Person/Entity	Resnik Holdings II
Relationship to the Company	CFO's family
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	6% per annum
Benefits or compensation received by Company	$50,000 loan
Description of the transaction	CFO's family has a loan outstanding with $50,000 left to pay off
Related Person/Entity	Bryan Weissman
Relationship to the Company	CFO
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	12% per annum
Benefits or compensation received by Company	$60,000 loan
Description of the transaction	CFO has a loan outstanding with $37,000 left to pay off
Related Person/Entity	Gary Fleishman
Relationship to the Company	CEO
Total amount of money involved	$24,000.00
Benefits or compensation received by related person	6% per annum
Benefits or compensation received by Company	$24,000 loan
Description of the transaction	COO has a loan outstanding with $24,000 left to pay off

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zack Fleishman

(Signature)

Zack Fleishman

(Name)

Chief Operating Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1-10202 · Commercial Bank	
1-10203 · CBC Grant 0818	14,604.80
1-10204 · CBC M M 1885	280,248.83
1-10205 · CBC OPS 0834	33,576.59
1-10206 · CBC Sales 0826	31,333.84
Total 1-10202 · Commercial Bank	359,764.06
3-10008 · CBC OPS 0788	28,908.31
3-10009 · CBC Sales 0796	7,302.78
3-10010 · Paypal	3,844.54
3-10011 · Petty Cash	123.00
Total Checking/Savings	399,942.69
Other Current Assets	
Grant receivable	
1-12003 · AR Bladesphere, LLC	72,432.00
1-12020 · Prepaid Expenses	1,735.64
2-12100 · Inventory Asset	1,050.00
3-13003 · Inventory - Print-Packaging	34,738.00
3-13004 · Inventory - Wheels	43,585.48
3-13005 · Inventory - Non Wheels	105,730.10
Total 2-12100 · Inventory Asset	184,053.58
2-13000 · Intercompany - Shark Wheel, LLC	383,148.45
2-14001 · Stock Subscription Receivable	3.27
2-18001 · Investment in Shark Wheel Skate	-115.00
2-18002 · Investment in Shark Wheel Sport	18.00
3-12002 · A/R - 4sphere, LLC.	-22,579.46
3-12003 · A/R - Bladeshpere, LLC.	-3,404.00
3-12006 · Accounts Receivable -	
Accrued Sales Account	449.29
Total 3-12006 · Accounts Receivable -	449.29
3-13100 · Deposits	
3-13106 · PS Business Park Deposit	4,896.64
Total 3-13100 · Deposits	4,896.64
3-15000 · Intercompany Receivables	
3-15003 · Shark Wheel, Inc. - Interco	4,922.40
3-15004 · Grant Related 2019	105,000.00
3-15005 · Shark Wheel Inc Transfer #0834	

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
3-15003 · Shark Wheel, Inc. - Interco - Other	225,397.93
Total 3-15003 · Shark Wheel, Inc. - Interco	335,320.33
3-15007 · SW Industrial Prod LLC- Interco	98,535.59
Total 3-15000 · Intercompany Receivables	433,855.92
3-16001 · Investment in SW Industrial Pro	-12.00
3-16003 · Prepaid Expense	5,982.00
4-12200 · Prepaid Inventory	
4-12203 · Wheels -	
4-12209 · Joy Young Enterprises -Sports	268,589.10
Total 4-12203 · Wheels -	268,589.10
Total 4-12200 · Prepaid Inventory	268,589.10
4-13000 · Intercompany Account Receivable	
1-12009 · Intercompany SW Sports LLC	20.00
1-12010 · SW Skate, LLC	
1-12012 · Intercompany SW Skate - 0826	60,500.00
1-12013 · Intercompany SW Skate - 3975	11,000.00
1-12014 · Intercompany SW Skate - 1885	145,000.00
1-12016 · S W Skate Rent	6,454.11
1-12017 · Transfer from Grant B of A #736	1,000.00
1-12010 · SW Skate, LLC - Other	1,906,200.75
Total 1-12010 · SW Skate, LLC	2,130,154.86
4-13002 · Shark Wheel LLC - Intercompany	727.10
4-13004 · SW Skate - Intercompany	212,062.66
Total 4-13000 · Intercompany Account Receivable	2,342,964.62
5-00000 · Shark Wheel Electric	
5-00001 · Shark Wheel Electric	
Ibra Mesinovic - Electric	20,624.99
Loan to S W Electric 1148	5,500.00
5-00001 · Shark Wheel Electric - Other	502,237.56
Total 5-00001 · Shark Wheel Electric	528,362.55
Total 5-00000 · Shark Wheel Electric	528,362.55
Total Other Current Assets	4,201,430.60
Total Current Assets	4,601,373.29
Fixed Assets	
2-15000 · Furniture and Equipment	

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
3-14501 · Furniture and Equ - Accum Depre	-6,810.28
2-15000 · Furniture and Equipment - Other	14,121.06
Total 2-15000 · Furniture and Equipment	**7,310.78**
2-15050 · Mold	
2-15051 · Metal Spindle	1,108.00
2-15052 · Pallet Jack Mold	4,375.06
Total 2-15050 · Mold	**5,483.06**
2-17000 · Accumulated Depreciation	-8,563.00
3-14000 · Equipment --	
3-14002 · Lap Top Computer	939.91
3-14003 · Lathe Machine	800.00
3-14005 · Shrink Wrap Machine	600.00
Total 3-14000 · Equipment --	**2,339.91**
3-14100 · Molds	
Printing Tape Molds	418.00
3-14101 · Domestic Mold	18,782.71
3-14102 · Everland Mold	10,212.00
3-14103 · Global Metal - Molds	51,739.39
3-14104 · Molds - Accum Depre	-41,725.00
3-14105 · Molds - Skateboard wheels	
3-14106 · Molds - Skateboar - Accum Depre	-2,482.44
3-14105 · Molds - Skateboard wheels - Other	11,108.77
Total 3-14105 · Molds - Skateboard wheels	**8,626.33**
3-14100 · Molds - Other	-15,751.00
Total 3-14100 · Molds	**32,302.43**
Total Fixed Assets	**38,873.18**
Other Assets	
1-15001 · Accumulated Amortization LLC	-17,127.00
1-15200 · Investments	
1-15201 · Shiver LLC	-3.00
1-15202 · SW Industrial Products, LLC	-146,263.00
1-15203 · SW Skate LLC	-1,228,188.00
1-15204 · SW Sports LLC.	188,712.00
Total 1-15200 · Investments	**-1,185,742.00**
2-17100 · Accumulated Amortization	-2,327.00
3-14504 · Intangible Asset	28,170.00

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Total Other Assets	-1,177,026.00
TOTAL ASSETS	3,463,220.47
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
3-20001 · Accounts Payable LLC	45,687.00
3-20003 · Accounts PayableSKATE	10,727.00
Total Accounts Payable	56,414.00
Credit Cards	
1-20002 · Bank of America-7986	671.60
3-22001 · Bank of America Credit Card	6,170.00
3-22006 · Capital One 0886	21,776.83
3-22008 · BofA Credit Card	-9,688.00
Total Credit Cards	18,930.43
Other Current Liabilities	
1-20017 · Loans	
Loan from Phill & Alison Weissm	50,000.00
Loan from Resnik Holdings II	50,000.00
PPP OC	10,000.00
PPP S W Inc	28,400.00
PPP S W Skate	35,000.00
1-20018 · Loan - Zack Fleishman	25,000.00
1-20019 · Loan from Bryan Weissman	37,200.00
1-20020 · Loan from Gary Fleishman	24,000.00
Total 1-20017 · Loans	259,600.00
1-25500 · Sales Tax PayableLLC	-942.00
1-27000 · Intercompany Liabilities LLC	
1-20010 · Intercompany -Shark Wheel Sport	727.10
1-27011 · Intercompany Shiver LLC	1.00
1-27012 · Intercompany SW Industrial Prod	383,148.45
1-27013 · Intercompany SW Skate, LLC	
1-27014 · Intercompany SW Skate,0834	123,000.00
1-27013 · Intercompany SW Skate, LLC - Other	224,401.03
Total 1-27013 · Intercompany SW Skate, LLC	347,401.03
Total 1-27000 · Intercompany Liabilities LLC	731,277.58
2-23000 · Intercompany Liabilities	
3-27002 · Intercompany SW Sports	

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
3-27003 · SW Sports-Interco	212,062.66
Total 3-27002 · Intercompany SW Sports	212,062.66
2-23000 · Intercompany Liabilities - Other	100,719.59
Total 2-23000 · Intercompany Liabilities	312,782.25
3-12011 · Deferred Revenue	129,379.00
3-25000 · Accrued Account Payable	
3-25100 · Accrued Accounts Payable LLC	5,451.00
Total 3-25000 · Accrued Account Payable	5,451.00
3-25002 · Accrued Sales Tax Liability	7,568.66
3-28004 · Shark Wheel, LLC Liability	
3-28005 · Inc CBC #0834	-18,000.00
3-28006 · Intercompany CBC Inc 1885	145,000.00
3-28007 · Intercompany Inc #0826	60,500.00
3-28008 · Shark Wheel Skate Rent	6,454.11
3-28009 · Grant Related Ex 2019 Skate Pd	4,922.40
Total 3-28004 · Shark Wheel, LLC Liability	198,876.51
4-20000 · Accounts Payable	32,372.00
Total Other Current Liabilities	1,751,729.43
4-23000 · Intercompany	
4-23002 · Shark Wheel LLC - Intercompany	20.00
Total 4-23000 · Intercompany	20.00
Total Current Liabilities	1,676,385.00
Long Term Liabilities	
3-29009 · Shark Wheel Inc Transfer to SWS	
3-29010 · Bank of America accounts	
3-29011 · Shark Wheel Inc Transfer 3975	11,000.00
3-29012 · Shark Wheel Inc Transfer 6013	1,906,200.75
3-29013 · Shark Wheel Inc Transfer 7362	1,000.00
Total 3-29010 · Bank of America accounts	1,918,200.75
Total 3-29009 · Shark Wheel Inc Transfer to SWS	1,918,200.75
Total Long Term Liabilities	1,918,200.75
Total Liabilities	3,669,930.18
Equity	
1-30002 · Member Equity -Changes to Accts	

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
1-30003 · #01 Gary Fleishman	-315,672.40
1-30004 · #02 Antie - Hui	-4,351.00
1-30005 · #03 Mark Alpert	-2,473.00
1-30006 · #04 Steven Maizer	-2,473.00
1-30007 · #05 Nicole Ifler	-2,470.00
1-30008 · #11 Andrew Kozlowski	-1,627.00
1-30009 · #13 Judith Orr	-9,395.00
1-30010 · #14 Chad / Amy Wooten	-7,122.00
1-30011 · #15 Zack Fleishman	-315,672.00
1-30012 · #17 Malkie Stamler	-3,898.15
1-30013 · #20 David Patrick	-369,720.00
1-30014 · #21 Jake Adee	-8,422.16
1-30015 · #22 Christopher Patrick	-5,438.70
1-30016 · #23 Cesar Mora	-5,719.33
1-30017 · #24 Pedro Valdez	-50,435.12
1-30018 · #25 George Wong	-53,305.97
1-30019 · #32 Gregory Shane	-1,578.00
1-30020 · #33 Weissnik Investment	-25,950.00
1-30021 · #34 WS Investment	-930.00
1-30022 · #35 Jeffrey Shane	-1,577.00
1-30023 · #36 Shane Family Trust	-4,749.00
Total 1-30002 · Member Equity -Changes to Accts	-1,192,978.83
1-30024 · Share Holder - Start Engine	483,115.50
1-30125 · Member Equity	
Evan J Segal Revocable Trust	50,000.73
1-30126 · SW LLC #02 Antle - Hui	27,000.00
1-30127 · SW LLC #03 Mark Alpert	25,000.00
1-30128 · SW LLC #04 Steven Maizer	25,000.00
1-30129 · SW LLC #05 Nicole Ifler	25,000.00
1-30132 · SW LLC #09 Weissnik Wise Inv	339,802.30
1-30133 · SW LLC #10 Wilson Sonini	-7,511.20
1-30134 · SW LLC #11 Andrew Kozlowski	53,842.52
1-30138 · SW LLC #17 Malkie Stamler	50,000.00
1-30140 · SW LLC #21 Jake Adee	1,828.00
1-30141 · SW LLC #22 Christopher Patrick	919.00
1-30142 · SW LLC #23 Cesar Mora	568.00
1-30143 · SW LLC #24 Pedro Valdez	8,575.00
1-30144 · SW LLC #25 George Wong	9,056.00
1-30145 · SW LLC #32 Gregory Shane	100,000.00
1-30146 · SW LLC #33 Weissnik Investment	799,216.88
1-30147 · SW LLC #34 WS Investment	28,830.19
1-30148 · SW LLC #35 Jeffrey Shane	100,000.00
1-30149 · SW LLC #36 Shane Family Trust	300,000.00
1-30150 · SW LLC #37 Schwartz Investment	255,500.00
1-30151 · SW LLC #38 David Keelan	100,000.00

Shark Wheel Inc.
Balance Sheet
As of December 31, 2020

	Dec 31, 20	
1-30152 · SW LLC #39 GreenGage Capital	125,000.00	
1-30153 · SW LLC #501 Start Engine Sharhd	667,026.27	
1-30154 · SW LLC #01Gary Fleishman	18,000.00	
1-30157 · 2020 Investment	75,001.89	
Total 1-30125 · Member Equity		3,177,655.58
1-30155 · We Funder		793,822.34
1-39000 · Opening Bal Equity LLC		40,278.00
2-30001 · Member 1-Shark Wheel,LLC 99.99%		-19,293.37
2-30003 · Member 2 - S W Skate 0.01%		-18.00
2-39000 · Opening Balance EquityIP		-5,860.00
3-30003 · Member 12 SharkWheel LLC 99.99%		225,528.27
3-30009 · Member 21 S W Indust Prod 0.01%		-1.00
3-30010 · Member 22 Equity - Shiver LLC		226.50
3-38500 · Additional Paid In Capital		1,539,414.00
35000 · Retained EarningsMain		-4,943,835.74
35010 · Retained Earnings Distrution		
1-35000 · Retained Earnings LLC	-863,309.44	
2-35001 · Retained EarningsIP1	339,387.48	
3-35000 · Retained EarningsSkate	-7,106.00	
4-35000 · Retained EarningsSPT	231,754.85	
Total 35010 · Retained Earnings Distrution		-299,273.11
4-30200 · Member 1 Shark Wheel,LLC 99.99%		1.00
4-30400 · Member 2 SW Indust Prod 0.01%		1.00
4-39000 · Opening Balance EquitySPT		0.26
Net Income		-5,492.11
Total Equity		-206,709.71
TOTAL LIABILITIES & EQUITY		**3,463,220.47**

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
1-40007 · Interest Earned	1,043.44
1-40017 · SWIP Luggage	
2-41011 · Athalon AKA TriAthalon -ROYALTY	2,570.19
Total 1-40017 · SWIP Luggage	2,570.19
2-41012 · American Industrial-Licensing	3,192.82
3-43001 · Sales Income - passthrough	0.00
3-48002 · Miscellaneous Income	
Credit Travel Reward	10,642.22
Total 3-48002 · Miscellaneous Income	10,642.22
4- · Test	
Other Income - Insurance	13,624.70
Total 4- · Test	13,624.70
4-41000 · Sales	
3-41500 · Sales - Retail	
3-41501 · Amazon Retail	
3-41502 · Amazon Retail - Canada	10,959.08
3-41503 · Amazon Retail - Japan	5,302.15
3-41504 · Amazon Retail - Mexico	1,218.52
3-41505 · Amazon Retail - USA	274,026.54
Total 3-41501 · Amazon Retail	291,506.29
3-41507 · Big Commerce	
Affirm Inc	117,752.94
3-41508 · Amazon Pay- Big Commerce	146,794.70
3-41509 · PayPal Braintree	697,987.88
Total 3-41507 · Big Commerce	962,535.52
3-41510 · House Retail Sales	4,542.03
3-41513 · Retail Sales	
3-41519 · Newegg	779.39
3-41520 · PayPal Retail	373,089.71
3-41521 · Satorial Limited	1,588.28
Total 3-41513 · Retail Sales	375,457.38
3-41527 · Square Up Sales	65,394.88
Total 3-41500 · Sales - Retail	1,699,436.10
3-42000 · Sales - Wholesale	

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
Cast Enterprises	3,343.00
Fast ST	214,111.93
Social Skateshop	887.72
W Sports Limited	198,413.00
3-41523 · Up Coming Minds	118,639.80
3-42008 · Eastern Skateboard Supply ----	23,529.00
3-42013 · Horshoes & Tools DBA Ferrier's	3,644.42
3-42014 · Indiegogo Sales	20,244.99
3-42020 · Kent -	390,926.15
3-42027 · Ocean Avenue Distribution	8,200.50
3-42033 · Ryan Olliges - 121C	1,800.69
3-42034 · Sardi Bohanel	7,765.05
3-42037 · South Bay skates	3,564.99
3-42039 · South Shore Dist.	5,920.50
3-42044 · Steez Distribution -	7,636.50
3-42074 · Wise Inc.	2,305.90
3-42075 · Lohnes Oleg Therapeutikum	11,204.50
3-42076 · Kawashima Planning Inc	16,665.00
3-42077 · Alexander Pinkin - Russia	1,098.50
Total 3-42000 · Sales - Wholesale	1,039,902.14
Total 4-41000 · Sales	2,739,338.24
Total Income	2,770,411.61
Cost of Goods Sold	
2-50003 · Freight and Shipping Costs	
Akino Shipping Cost	480.00
Freight Run, LLC	858.56
Inxeption. Corp	46,674.43
Shipping Big Commerce	4,305.64
3-51002 · Fed Ex	49,043.73
3-51004 · I Drive Logistics	38,348.90
3-51005 · DHL	17,451.03
3-51006 · Logistic Cargo Concepts	6,020.25
3-51007 · Ship Audit Pros	76.96
3-51008 · Ship Station Fee	780.00
3-51009 · UPS	11,698.30
2-50003 · Freight and Shipping Costs - Other	4,061.77
Total 2-50003 · Freight and Shipping Costs	179,799.57
3-55000 · Shipping / Gift Wrap Revenue	
4-50002 · Cost of Goods Sold	-1,010.61

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-50001 · Cost of Goods Sold - General	658,615.51
Total 4-50002 · Cost of Goods Sold	658,615.51
New 1 · Assembled goods - pass through	204,735.65
Total COGS	1,042,140.12
Gross Profit	1,728,271.49
Expense	
1-61000 · DIRECT EXPENSES	
7% Farming Grant	
1-61100 · Contract Labor	
Venture Management Sales Comm	24,146.80
Total 1-61100 · Contract Labor	3,045.00
1-61130 · Design	
Farming Lug - Tires	3,045.00
Total 1-61130 · Design	7,227.50
1-61140 · Materials & Supplies	7,227.50
1-61150 · Salaries	
1-61151 · Research & Development	7,062.15
1-61152 · Larry Charles III	21,055.00
1-61153 · Pedro Valdez	27,125.00
1-61154 · Vilupanur Ravi	7,575.00
1-61155 · Michael Kloesel	2,075.00
1-61156 · Margarite Hall	967.50
Total 1-61151 · Research & Development	58,797.50
1-61200 · Salaries	
Julie Patrick Payroll	5,000.00
1-61201 · David Patrick	66,150.00
1-61202 · Donna Thompson -	7,200.00
1-61205 · Zack Fleishman	68,150.00
Total 1-61200 · Salaries	146,500.00
1-61150 · Salaries - Other	0.00
Total 1-61150 · Salaries	205,297.50
1-61170 · Travel - Direct	
1-61171 · Airline Travel	62.20
1-61172 · Car Rental	55.95

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
Total 1-61170 · Travel - Direct	118.15
1-61000 · DIRECT EXPENSES - Other	11,286.57
Total 1-61000 · DIRECT EXPENSES	258,183.67
1-61001 · Dues and Subscriptions LLC	59.00
1-62000 · FRINGE EXPENSES	
1-62002 · Medical Insurance	44,524.85
1-62003 · Payroll Fee	3,701.27
1-62004 · Payroll Taxes	10,582.09
Total 1-62000 · FRINGE EXPENSES	58,808.21
1-65000 · INDIRECT EXPENSES	
1-65118 · Tax and License Expense	
1-65121 · Franchise Tax Board	818.40
Total 1-65118 · Tax and License Expense	818.40
1-65126 · Bank Service Charges	
1-65127 · Bank Service Charges -	177.74
1-65129 · NSF Fee	35.00
1-65131 · Wire Transfer Fee	1,005.00
Total 1-65126 · Bank Service Charges	1,217.74
1-65134 · Insurance Expense	
1-65135 · Brakke Ichafintz Insurance	13,199.82
Total 1-65134 · Insurance Expense	13,199.82
1-65140 · Professional Fees	
1-65141 · Accounting	
1-65143 · JWM CPA	8,800.00
Total 1-65141 · Accounting	8,800.00
1-65145 · D B McKennon	7,500.00
Total 1-65140 · Professional Fees	16,300.00
1-65151 · Rent Expense	
1-65152 · Office Rent	60,653.87
Total 1-65151 · Rent Expense	60,653.87
Total 1-65000 · INDIRECT EXPENSES	92,189.83
1-70000 · UNALLOWABLE EXPENSES	
1-70001 · ADP 401K	7,254.09

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
1-70013 · Legal Expense	
1-70014 · Cionca IP Law	39,633.00
1-70013 · Legal Expense - Other	6,432.50
Total 1-70013 · Legal Expense	46,065.50
Total 1-70000 · UNALLOWABLE EXPENSES	53,319.59
2-60100 · Automobile Expense	
3-60201 · Automobile Loan	
Auto Payment - Zack	3,904.32
Total 3-60201 · Automobile Loan	3,904.32
3-60205 · Employee Auto Expense	44.27
3-60207 · Fuel - David	1,340.70
3-60208 · Fuel - Zack	289.23
Total 2-60100 · Automobile Expense	5,578.52
2-60200 · Bank Service Charges	
2-60416 · Balance Requirement Fee	20.00
3-60401 · Amazon Merchant Fee	4,715.41
3-60403 · Bank of American Bank Fees	1.00
3-60404 · BC Brain Tree Merchant Fee	25,518.69
3-60405 · Big C Amazon Merchant Fee	4,446.59
3-60408 · Merchant Fee	
Affirm Merchant Fee	7,328.68
Fast Merchant Fee	4,606.27
Total 3-60408 · Merchant Fee	11,934.95
3-60409 · PayPal Merchant Fee	11,537.59
3-60413 · Shopify Merchant Fee	138.95
3-60414 · Square Up Merchant Fee	2,336.55
3-60415 · Wire Fee	1,874.50
2-60200 · Bank Service Charges - Other	273.74
Total 2-60200 · Bank Service Charges	62,797.97
2-60350 · Postage and Freight Expense	199.95
2-60600 · Insurance Expense	
3-63303 · Insurance - Liability	
3-63304 · First Insurance	21,182.54
Total 3-63303 · Insurance - Liability	21,182.54
3-63307 · Workers Compensation	29,325.78
Total 2-60600 · Insurance Expense	50,508.32

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
2-60700 · Office Supplies	
3-64901 · Amazon purchase	7,588.98
3-64905 · Staples	2,672.91
2-60700 · Office Supplies - Other	778.05
Total 2-60700 · Office Supplies	11,039.94
2-60800 · Dues and Subscriptions	224.99
2-62000 · Compensation	
Customer Service	3,203.32
2-62001 · Design	
3-61016 · David Patrick	74,230.74
3-61018 · Istvan Fazekas	31,950.00
3-61019 · Larry Charles III	1,120.00
2-62001 · Design - Other	15,179.70
Total 2-62001 · Design	122,480.44
2-62003 · Executive Compensation	
3-61022 · Zack Fleishman	82,080.74
Total 2-62003 · Executive Compensation	82,080.74
Total 2-62000 · Compensation	207,764.50
2-62300 · Payroll Expenses	
2-62301 · Payroll Fees	2,410.30
Total 2-62300 · Payroll Expenses	2,410.30
2-63300 · Professional Fees	
Netsuite Implementation	
Paradox Labs	5,180.00
2-63303 · Donna Thompson	77,351.24
3-66712 · Prof Fees - Accountants	11,070.00
3-66714 · Reg F Expense	452.25
2-63300 · Professional Fees - Other	10,000.00
	7,993.18
Total 2-63300 · Professional Fees	112,046.67
2-65100 · Travel Expense	
3-68402 · Hotel	192.87
3-68403 · Parking / Taxi	508.44
3-68405 · Trade Show Expense	377.39
2-65100 · Travel Expense - Other	0.00
Total 2-65100 · Travel Expense	1,078.70
2-65200 · Meals and Entertainment	

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-64302 · Meals	1,081.57
Total 2-65200 · Meals and Entertainment	1,081.57
2-65600 · Interest Expense	
3-63402 · Loan Repayment Interest	9,600.00
Total 2-65600 · Interest Expense	9,600.00
2-65800 · Grant Writing	2,440.00
3-61001 · Accounting Expense	3,518.45
3-61003 · Advertising	
Paradox Labs	108,343.00
3-61006 · Fast Signs	123.92
3-61003 · Advertising - Other	573.32
Total 3-61003 · Advertising	109,040.24
3-61009 · Auto Repair	43.71
3-61023 · Computer Software & Storage Exp	
3-61025 · Google C Suite	2,072.92
3-61028 · Google Storage Fee	160.79
3-61031 · McAfee	119.99
3-61032 · Microsoft Office Dues	
3-61033 · Microsoft Office 365	2,002.76
Total 3-61032 · Microsoft Office Dues	2,002.76
3-61023 · Computer Software & Storage Exp - Other	60.00
Total 3-61023 · Computer Software & Storage Exp	4,416.46
3-61038 · Consultant	
3-61039 · Grant Consulting	
1-61039 · Canadensys Aerospace Corp	5,325.00
Total 3-61039 · Grant Consulting	5,325.00
Total 3-61038 · Consultant	5,325.00
3-61045 · E-commerce	
Gorgias, Inc.Customer Support C	600.00
3-61048 · Alibaba	205.90
3-61049 · Amazon	
3-61051 · Amazon Coupon / Rebates chg	181.22
3-61052 · Amazon FBA Fee - Fullfillment	30.64
3-61053 · Amazon FBA Inventory Reimburse	-180.10
3-61054 · Amazon Fee	41,598.35
3-61058 · Amazon Shipping Charge	23,974.73
3-61059 · Amazon Subscription Fee	85.10

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20		
3-61060 · FBA Inventory Storage Fee	36.20		
3-61061 · Inbound Transportation Charge	73.75		
Total 3-61049 · Amazon		65,799.89	
3-61062 · Big Commerce		6,478.78	
3-61068 · Go Daddy		258.19	
3-61074 · Inventory Management System		2,744.00	
3-61399 · Privy.com		4,214.23	
3-61045 · E-commerce - Other		79.00	
Total 3-61045 · E-commerce			80,379.99
3-61099 · Independent Contractor			
Maple Wheels		224.62	
Total 3-61099 · Independent Contractor			224.62
3-61105 · Information Technology			
3-61108 · IT-connection			
3-61109 · Cox Cable	502.81		
Total 3-61108 · IT-connection		502.81	
Total 3-61105 · Information Technology			502.81
3-61112 · Legal			
3-61114 · Legal - General			
3-61116 · Legal Zoom	251.10		
3-61114 · Legal - General - Other	9,176.50		
Total 3-61114 · Legal - General		9,427.60	
3-61125 · Legal Inc		258.00	
Total 3-61112 · Legal			9,685.60
3-61129 · Marketing			
Kick Starter 2020 campaign		788.00	
2-61154 · SWIPTrade Show Expense		3,450.00	
3-61130 · Adreno Tecbnology		3,756.51	
3-61132 · Amber Torrealba		2,990.00	
3-61154 · Trade show Expense -		35.00	
3-61155 · Viral Sweep Starter		50.00	
3-61129 · Marketing - Other		81,633.27	
Total 3-61129 · Marketing			92,702.78
3-61161 · Miscellaneous D			-1.79
3-61162 · Office Expense			1,255.21

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-61167 · Packaging Expense	
3-61168 · Main Graphics	2,849.33
3-61169 · Miller Supply	901.00
3-61171 · U Line	1,232.75
Total 3-61167 · Packaging Expense	4,983.08
3-61173 · PayPal Purchasing Account	6,307.87
3-61174 · Payroll Deductions	
3-61175 · ADP 401k	
3-61176 · ADP RS - Zack Fleishman	-3,823.27
Total 3-61175 · ADP 401k	-3,823.27
Total 3-61174 · Payroll Deductions	-3,823.27
3-61177 · Payroll Tax	26,956.93
3-61182 · Postage and freight	4.99
3-61188 · Product Expense	
3-61190 · Product - Development	410.42
Total 3-61188 · Product Expense	410.42
3-61196 · Research and Development	
Electric Motor R&D	
Larry charles III - Not in ADP	0.00
SWIP RD	1,020.00
2-61213 · Printing Tape	200.00
3-61205 · R & D - Consultants	426.70
Ibra Mesinovic	1,701.01
Total 3-61205 · R & D - Consultants	1,701.01
3-61206 · R & D - outsourced	
3-61207 · Creative Cloud	311.72
3-61208 · Creative Cloud Photography Plan	264.86
3-61209 · Marguerite Hall	345.00
Total 3-61206 · R & D - outsourced	921.58
3-61212 · Sample Expense	360.52
3-61196 · Research and Development - Other	1,552.30
Total 3-61196 · Research and Development	6,182.11
3-61214 · S W I P	
2-61215 · SWIP Tooling Expense	10,000.00
Total 3-61214 · S W I P	10,000.00

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-61218 · Salaries	
Patrice Crenshaw - Admin	8,037.58
3-61219 · Salaries - Accounting	
Bryan Weissman	69,317.28
Total 3-61219 · Salaries - Accounting	69,317.28
3-61224 · Salaries - Research & Developme	
3-61225 · Pedro Valdez - 1099 Misc	17,235.00
Total 3-61224 · Salaries - Research & Developme	17,235.00
3-61228 · Salaries - Sales/Retail	
3-61229 · David M Patrick	18,000.00
3-61230 · Jack Schaefer	36,824.42
3-61232 · Samantha Partick	4,081.90
Total 3-61228 · Salaries - Sales/Retail	58,906.32
3-61218 · Salaries - Other	4,705.00
Total 3-61218 · Salaries	158,201.18
3-61234 · Sales Expense	
3-61236 · Sales Commision	
Anthony Gomez	9,731.76
David M Patrick 1099	13,140.00
Jacob Yurkovich	4,525.18
Jonathan Marino	1,978.05
Michael Digrazia	5,874.73
Robert White	4,049.85
Trevor Reynolds	8,458.60
William Busenkell	2,472.88
3-61103 · Matthew Ward	505.10
3-61238 · Caban Benjamin	136.14
3-61244 · Venture Management	50,600.00
Total 3-61236 · Sales Commision	101,472.29
Total 3-61234 · Sales Expense	101,472.29
3-61246 · Security	
3-61247 · Brinks Security	1,888.67
3-61246 · Security - Other	450.00
Total 3-61246 · Security	2,338.67
3-61258 · Shop Supplies	
3-61259 · 99 Cent Store	173.30
3-61260 · Auto Zone	171.58

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-61261 · Best Buy	215.49
3-61262 · BJB Enterprises	734.13
3-61265 · Crown Ace Hardware	24.33
3-61267 · Harbor Freight	808.65
3-61268 · Home Depot -	2,070.01
3-61272 · McMaster - Carr	259.90
3-61275 · Pep Boys	9.46
3-61277 · Target	74.33
3-61278 · Wal Mart Purchases	487.22
3-61258 · Shop Supplies - Other	858.43
Total 3-61258 · Shop Supplies	**5,886.83**
3-61279 · Social Media	
3-61280 · Amazon Advertising Fee	8,967.03
3-61283 · FaceBook	121,862.93
3-61284 · Google Ad Word Fee	11,228.90
3-61287 · Linked In	578.35
Total 3-61279 · Social Media	**142,637.21**
3-61292 · Storage Unit Expense	1,092.09
3-61293 · Taxes	
3-61296 · Income Taxes	-4,000.00
3-61298 · Sales Tax	
3-61299 · State Board of Equalization	
3-61300 · Sales Tax Expense	
3-61302 · PayPay Sales Tax	26.80
3-61300 · Sales Tax Expense - Other	15,562.00
Total 3-61300 · Sales Tax Expense	**15,588.80**
3-61299 · State Board of Equalization - Other	7,568.66
Total 3-61299 · State Board of Equalization	**23,157.46**
Total 3-61298 · Sales Tax	**23,157.46**
Total 3-61293 · Taxes	**19,920.46**
3-61303 · Secretary of State of CA	50.00
3-61293 · Taxes - Other	713.00
3-61307 · Web Site Content Develpment Exp	
Saurabh Dutta	0.00
3-61307 · Web Site Content Develpment Exp - Other	563.90
Total 3-61307 · Web Site Content Develpment Exp	**563.90**
3-66719 · Investor Amagement Platform	

Shark Wheel Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20
3-66702 · CapShares	7,130.00
Total 3-66719 · Investor Amagement Platform	7,130.00
3-70000 · Go Fund Me	-5.06
4-60400 · Prototype Expense	
4-60402 · Matterhackers.com	2,585.94
Total 4-60400 · Prototype Expense	2,585.94
4-65400 · Telephone Expense	
3-68101 · A T & T	1,139.50
3-68103 · Boost Mobile	251.00
3-68104 · Repair	30.00
4-65400 · Telephone Expense - Other	666.13
Total 4-65400 · Telephone Expense	2,086.63
4-65401 · Utilities	
3-68601 · SCE	2,865.33
Total 4-65401 · Utilities	2,865.33
4-65501 · Taxes - Property	94.64
4-65800 · Misc	-553.45
Total Expense	1,733,763.60
Net Ordinary Income	-5,492.11
Net Income	**-5,492.11**